CUSIP NO.: P8696W104 13D Page 1 of 5

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
_________

Under the Securities Exchange Act of 1934
(Amendment No.________)*

Sinovac Biotech Ltd.
(Name of Issuer)

Common Shares, par value $0.001
(Title of Class of Securities)

P8696W104
(CUSIP Number)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 664-1666
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 31, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

*The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

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(1)   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Wei Dong Yin

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
        (See Instructions)                                                                                       (b) [  ]

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS (See Instructions)

        PF

(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [  ]
        PURSUANT TO ITEMS 2(d) OR 2(e)

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

        People's Republic of China

                         (7)   SOLE VOTING POWER
Number of
  Shares                     6,331,100 (1)
Beneficially
  Owned by       (8)   SHARED VOTING POWER
   Each
 Reporting                 0
Person With
                         (9)   SOLE DISPOSITIVE POWER

                                 6,331,100  (1)

                         (10)  SHARED DISPOSITIVE POWER

                                 0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,331,100  (1)

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (See Instructions)         [  ]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        14.91%

(14)  TYPE OF REPORTING PERSON (See Instructions)

        IN

Note: The 6,331,100 shares for which Wei Dong Yin has sole voting and dispositive power include 6,010,100 common shares and 321,000 stock options that are vested and exercisable within 60 days.

CUSIP NO.: P8696W104 13D Page 3 of 5

Item 1.   SECURITY AND ISSUER

          The class of equity  securities  to which  this  statement  relates is common shares, $0.001 par value per share (the "Common Shares") of Sinovac Biotech Ltd.,  a  corporation  organized  under the laws of the Country of Antigua  (the"Issuer"). The address of the principal executive offices of the Issuer is Suite #10 - Epicurean, Woods Centre, P.O. Box W-645, St. John's, Antigua, West Indies.

Item 2.   IDENTITY AND BACKGROUND

          (a) - (c)

          Wei Dong Yin's principal occupation is director and General Manager of Sinovac  Biotech  Co.,  Ltd.,  a  corporation  organized  under  the laws of the People's  Republic of China, and Chairman, President and Chief  Executive  Officer of the Issuer.  Mr.  Yin's  residential  address  is No. 39  Shangdi,  XI St.,  Haidian District, Bejing, China 100085.

          (d) - (f)

          During the last five years, Mr. Wei Dong Yin was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Wei Dong Yin was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and was not subject to a judgment,  decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Wei Dong Yin is citizen of the People's Republic of China.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The source of the funds for the purchase of the Shares was provided by the reporting person.

Item 4.   PURPOSE OF TRANSACTION

          The reported transactions were related to option exercises and adjustment in share holdings and were not related to any plan or proposal specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)  Mr. Wei Dong Yin currently owns 6,010,100 shares of common shares of the Issuer which represents approximately 14.91% of the outstanding Common Shares of the Issuer.  This percentage is based on  40,305,028 shares of Common Shares issued and outstanding as at December 31, 2007. In addition, Mr. Yin beneficially owns 321,000 stock options which are vested and are exercisable within 60 days.

          (b)  Mr. Wei Dong Yin has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 6,010,100  shares of Common Shares , which he directly owns and 321,000 stock options which are vested and are exercisable within 60 days.

CUSIP NO.: P8696W104 13D Page 4 of 5

          (c)  Except as otherwise described herein, and to the knowledge of Mr. Wei Dong Yin, Mr. Wei Dong Yin has not affected any transaction in the Common Shares during the past sixty (60) days.

          (d)  Except as otherwise described herein, and to the knowledge of Mr. Wei Dong Yin, no other  person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Shares owned by Mr. Wei Dong Yin.

          (e)  N.A.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS  OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Wei Dong Yin and any other person with respect to the voting or disposition of the shares of Common Shares beneficially owned by Mr. Wei Dong Yin.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not Applicable as there are no exhibits to be filed with this Schedule 13D.

CUSIP NO.: P8696W104 13D Page 5 of 5

SIGNATURE

After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2008                                             /s/ Weidong Yin
                                                                                     Wei Dong Yin